EXHIBIT (a)(1)(D)

Offer to Purchase for Cash

by

Alliance Data Systems Corporation

Shares of its Common Stock for an Aggregate Purchase Price of Not More than $750,000,000

At a Cash Purchase Price Not Greater than $162.00 per Share Nor Less than $144.00 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 15, 2019, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

July 19, 2019

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

Alliance Data Systems Corporation, a Delaware corporation (the “Company”), has appointed us to act as Dealer Managers in connection with its offer to purchase for cash up to $750,000,000 in aggregate purchase price of its issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share,” and collectively, “Shares”), at a price calculated as described herein and in the Offer to Purchase that is a price not greater than $162.00 nor less than $144.00 per Share to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter to Transmittal, the “Offer”).

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares properly tendered and the prices specified, or deemed specified, by tendering stockholders. This single per Share price (the “Final Purchase Price”) will be the lowest single purchase price, not greater than $162.00 nor less than $144.00 per Share, that would allow the Company to purchase the maximum number of Shares for an aggregate purchase price not exceeding $750,000,000, or all Shares properly tendered and not properly withdrawn in the event that less than $750,000,000 in aggregate purchase price of Shares is properly tendered and not properly withdrawn.

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

The Company will not purchase any Shares tendered at prices in excess of the Final Purchase Price. When used together with a specific time, the term “Expiration Date” refers to the date on which the Offer expires. Upon the terms and subject to the conditions of the Offer, if $750,000,000 in aggregate purchase price of Shares or less is properly tendered and not properly withdrawn, the Company will purchase all Shares properly tendered at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased in the Offer upon the terms of and subject to the conditions of the Offer (including the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase). Under no circumstances will interest be paid on the Final Purchase Price for the Shares regardless of any delay in making such payment. All Shares acquired in the Offer, if any, will be acquired at the Final Purchase Price. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the number of Shares sought in the Offer, subject to applicable law and the authority of the Company to conduct a share repurchase program of up to $1.1 billion in aggregate purchase price of its outstanding Shares extending through

June 30, 2020, including any restrictions or limitations contemplated on such repurchases, as approved by the Board of Directors of the Company at its meeting of the Board of Directors held on July 5, 2019 (the “2019 Board Authorization”). In accordance with the rules of the Securities and Exchange Commission, if more than $750,000,000 in aggregate purchase price of Shares is tendered in the Offer at or below the Final Purchase Price, subject to the 2019 Board Authorization, the Company may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Offer.

The Company reserves the right, in its sole discretion, to (i) upon the occurrence of any of certain conditions to the Offer more specifically described in the Offer to Purchase, (a) terminate the Offer and return all tendered Shares to the tendering stockholders, (b) extend the Offer and, subject to the withdrawal rights set forth in the Offer to Purchase, retain all of the tendered Shares until the expiration of the Offer as so extended, (c) waive a condition to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares properly tendered and not properly withdrawn prior to the Expiration Date or (d) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of such condition, or (ii) amend the Offer in any respect, subject to applicable law.

If the conditions to the Offer have been satisfied or waived and more than $750,000,000 in aggregate purchase price of Shares has been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares on the following basis:

(i) first, the Company will purchase all Odd Lots of less fewer 100 Shares at the Final Purchase Price from stockholders who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference;

(ii) second, after purchasing all Odd Lots that were properly tendered at or below the Final Purchase Price, subject to the conditional tender provisions described in the Offer to Purchase (whereby a holder may specify the minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), the Company will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

(iii) third, only if necessary to permit the Company to purchase $750,000,000 in aggregate purchase price of Shares (or such greater amount the Company may elect to purchase, subject to applicable law and the 2019 Board Authorization), the Company will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. Random lot will be facilitated by the Company.

As a result of the foregoing priorities applicable to the purchase of Shares properly tendered, it is possible that fewer than all Shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though those Shares were properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. Shares not purchased in the Offer, including Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased because of proration or conditional tender, will be returned to the tendering stockholders at the Company’s expense promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on the receipt of any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary, or if the procedure for book-entry transfer cannot be completed, before the Expiration Date, as described in Section 3 of the Offer to Purchase;

4.

A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to Computershare Trust Company, N.A., as Depositary for the Offer.

The Company’s Board of Directors has authorized the Company to make the Offer. However, none of the Company, the members of its Board of Directors, J.P. Morgan Securities LLC or Mizuho Securities USA LLC or SunTrust Robinson Humphrey, Inc., the dealer managers for the Offer (the “Dealer Managers”), Computershare Trust Company, S.A., the depositary for the Offer (the “Depositary”), or D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. None of the Company, the members of its Board of Directors, the Dealer Managers, the Depositary or the Information Agent has authorized any person to make any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. Stockholders should carefully evaluate all information in the Offer to Purchase and the Letter of Transmittal, and should consult their own financial and tax advisors. Stockholders must decide whether to tender or refrain from tendering their Shares and, if deciding to tender, how many Shares to tender and the price or prices at which they wish to tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and the Letter of Transmittal before making any decision with respect to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 15, 2019, UNLESS THE OFFER IS EXTENDED.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (i) the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal, including any required signature guarantees and any documents required by the Letter of Transmittal, or (b) an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase or (ii) stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary, or cannot complete the procedures for book-entry transfer prior to the Expiration Date, must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Dealer Managers and the Information Agent, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers (including, if applicable, the Dealer Managers), commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Managers, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any inquiries you may have with respect to the Offer may be addressed to the Dealer Managers at their respective addresses and telephone numbers listed below.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent for the Offer collect at 1-800-283-9185.

Very truly yours,

J.P. MORGAN SECURITIES LLC

MIZUHO SECURITIES USA LLC

SUNTRUST ROBINSON HUMPHREY, INC.

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

The Dealer Managers for the Offer are:

J.P. Morgan

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Direct: 1 (212) 622-4401

Call Toll-Free: 1 (877) 371-5947

Mizuho Securities Mizuho Securities USA LLC 320 Park Avenue New York, New York 10022 Direct: 1 (212) 205-7600 Call Toll-Free: 1 (866) 271-7403	SunTrust Robinson Humphrey SunTrust Robinson Humphrey, Inc. 3333 Peachtree Road Northeast Atlanta, Georgia 30326 Direct: 1 (404) 926-5832 Call Toll-Free: 1 (833) 914-0356